

Thomas Link · 3rd

CEO, Founder at AccessVet

Chicago, Illinois, United States · **Contact info**



AccessVet

California State University-
Sacramento

Experience



CEO, Founder
AccessVet · Full-time
May 2020 - Present · 1 yr 11 mos
Chicago, Illinois, United States

AccessVet is a robust telehealth platform designed specifically for veterinarians to help them care for more patients and provide greater access and peace of mind for pet owners. There is a huge problem in the veterinary industry. the number of vets ar being overwhelmed by the number of new pets. Telehealth, and in particular, ∕ ...see more



Senior Executive Vice President
Zoom · Full-time
Sep 2013 - May 2020 · 6 yrs 9 mos
Greater New York City Area

Held responsibility for international sales and marketing of leading digital out-of-home (DOOH) media company that built an advertising-supported media platform displayed in 5,000 venues of the most popular health clubs in three countries (US, UK and Canada). Led the company through a period of transformation to dig ...see more



Vice President
Life Time Fitness · Full-time
Sep 2002 - Aug 2013 · 11 yrs
Minneapolis, Minnesota, United States

Served in a key leadership position that held responsibility for building a vital business unit around media and sponsorships that included magazine, online, in-club media as well as 30 annual events. Generated significant experiential programs and created an experiential team that added sampling and brand experiences, which r ...see more



VP of Sales
Time Inc. · Full-time
Jan 1999 - Aug 2002 · 3 yrs 8 mos
Los Angeles, California, United States

Recruited to company to transform and lead a historically under-performing sales team and to restructure the entire business unit. Achieved budget in second year, first time in ten years team attained budget. Earned double-digit revenue growth in the second and third year of tenure. Promoted to manage all sales teams (more than 80

Education



California State University-Sacramento
Business, Marketing
1975 - 1979